EXHIBIT 3

TEXT OF AMENDMENT TO BYLAWS

ARTICLE VIII - Fiscal Year; Annual Audit

The fiscal year of the Company shall end on the last day of December of each year.  The Company shall be subject to an annual audit as of the end of its fiscal year by independent public accountants appointed by and responsible to the board of directors.